Exhibit 99.1

Seanergy Maritime Reports Third Quarter and Nine Months Financial Results for the Periods Ended September 30, 2024

Declares Cash Dividend of $0.26 Per Share Reflecting Strong Financial Results

Highlights
(in million USD, except EPS)	Q3 2024	Q3 2023	9M 2024	9M 2023
Net Revenues	$44.4	$24.5	$125.8	$70.8
Net income / (loss)	$12.5	$(5.0)	$36.8	$(8.5)
Adjusted net income / (loss)[1]	$14.1	$(2.6)	$41.7	$0.4
EBITDA[1]	$25.2	$7.1	$72.7	$27.9
Adjusted EBITDA[1]	$26.8	$9.5	$78.0	$29.1

Earnings / (loss) per share Basic	$0.61	$(0.28)	$1.80	$(0.48)
Earnings / (loss) per share Diluted	$0.61	$(0.28)	$1.79	$(0.48)
Adjusted earnings / (loss) per share Basic[1]	$0.69	$(0.14)	$2.05	$0.02
Adjusted earnings / (loss) per share Diluted[1]	$0.69	$(0.14)	$2.04	$0.02

Other Highlights and Developments:

◾	Record Nine-Month Net Income of $36.8 million
◾	Quarterly cash dividend of $0.26 per share declared for Q3 2024[2], representing an annualized yield of 11.1%[3]
◾	Total cash dividends of $0.66 per share, or $13.6 million, declared in the first three quarters of 2024
◾	Fleet outperformance with Time Charter Equivalent (“TCE”4) exceeding the Baltic Capesize Index (“BCI”) by 7% for both the quarter and first nine months of 2024
◾	Delivery of the recently acquired M/V Kaizenship and commencement of period employment
◾	Successful completion of $62.5 million financing and refinancing transactions

1 Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 Pursuant to revised divided policy tied to the Company’s operating cash flow after debt service and any discretionary reserves.
3 Based on the closing price of November 1, 2024.
4 TCE rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

November 5, 2024 – Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), announced today its financial results for the third quarter and nine months ended September 30, 2024. The Company also declared a quarterly cash dividend of $0.26 per common share for the third quarter of 2024 pursuant to its updated dividend policy announced during the last quarter.

For the quarter ended September 30, 2024, the Company generated Net Revenues of $44.4 million, compared to $24.5 million in the third quarter of 2023, representing an increase of 81%. Adjusted EBITDA for the quarter was $26.8 million, 182% higher than $9.5 million in the same period of 2023. Net Income and Adjusted Net Income for the quarter were $12.5 million and $14.1 million, respectively, compared to Net Loss of $5.0 million and Adjusted Net Loss of $2.6 million in the third quarter of 2023. The daily TCE rate of the fleet for the third quarter of 2024 was $26,529, compared to $15,298 in the same period of 2023.

For the nine-month period ended September 30, 2024, the Company generated Net Revenues of $125.8 million, compared to $70.8 million in the same period of 2023, marking an increase of 78%. Net Income and Adjusted Net Income for the nine months were $36.8 million and $41.7 million, respectively, compared to Net Loss of $8.5 million and Adjusted Net Income of $0.4 million in the respective period of 2023. Adjusted EBITDA for the nine months was $78.0 million, compared to $29.1 million for the same period of 2023. The daily TCE rate of the fleet for the nine-month period of 2024 was $25,762, compared to $14,935 in the same period of 2023. The average daily OPEX was $6,873 compared to $6,942 in the respective period of 2023.

Cash and cash-equivalents and restricted cash, as of September 30, 2024, stood at $41.3 million. Shareholders’ equity at the end of the third quarter was $262.6 million. Long-term debt (senior loans, finance lease liability and other financial liabilities) net of deferred charges stood at $238.1 million, while the book value of the fleet, including a chartered-in vessel and the advance for vessel acquisition, was $462.9 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“In the third quarter, Seanergy sustained its profitable trajectory by continuing to execute on our focused strategy as a dedicated Capesize operator. During this period, the Capesize segment led the dry bulk sector in performance, with the BCI averaging $24,900. Seanergy’s fleet achieved a notable TCE rate of $26,500, outperforming the BCI by approximately 7%. This outperformance highlights the effectiveness of our hedging strategy, which has been instrumental in reducing charter rate volatility and increasing our revenue visibility. Our objective remains to maintain a balanced risk-return profile throughout the market cycle, ensuring stability and resilience in our earnings.

“As evidenced by our recently implemented updated dividend policy, which targets a distribution of approximately 50% of our operating cash flow after debt service, we are committed to delivering strong capital returns to our shareholders, consistent with our earnings performance, while continuing to grow our fleet and maintain a healthy balance sheet. In line with this policy, the Board has approved a quarterly dividend of $0.26 per share for the third quarter of 2024. We have also continued stock repurchases since our last update and into the fourth quarter. Buybacks continue to be an important part of our capital allocation strategy and we remain committed to optimizing the ways in which we return capital to our shareholders.

“In October, as anticipated, we welcomed the 2012-built M/V Kaizenship to our fleet. This vessel, along with the 2013-built M/V Iconship also acquired in 2024, has reduced our fleet's average age and both vessels have been chartered at a premium over the BCI, outperforming our fleet-wide average. These younger, high-performing additions align with our disciplined growth strategy and strengthen our competitive edge in the Capesize sector.

“Our balance sheet remains robust, reflecting our commitment to sustainable leverage as we expand our fleet. With positive Capesize market trends, we are well-positioned to continue delivering strong returns, while advancing our growth strategy.

“For the fourth quarter of the year, our TCE guidance is approximately $23,400, reflecting current FFA levels and our effective hedging strategy. Notably, we have secured 42% of our available days at a fixed average daily rate of around $28,000, outperforming the BCI which has averaged $20,900 quarter-to-date. Looking ahead to 2025, we have locked in daily earnings for two vessels at an average rate of $24,000, with one agreement incorporating a 50-50 profit-sharing scheme on top of the fixed hire rate, based on a premium over the BCI. These initiatives position us to capture stable, high returns while optimizing earnings potential in line with market movements.

“The Capesize market has performed relatively strong in 2024, with the BCI averaging around $24,000. Key drivers include a 6% rise in Brazilian iron ore exports, a 17% increase in Guinea's bauxite exports, and higher seaborne coal trade as demand in India and China outpaces local production. Geopolitical factors and the shift toward distant sourcing regions, such as West Africa, have further boosted ton-mile demand.

“Limited new vessel deliveries, as well as increased global fleet drydockings in 2025, are likely to constrain supply in 2025, supporting continued Capesize rate strength. With these favorable dynamics, Seanergy is well-positioned to continue to deliver robust returns for shareholders.

“Finally, we are pleased with the recent decision by the High Court of the Republic of the Marshall Islands to dismiss the litigation brought against the Company by Sphinx Investment Corp., an entity of G. Economou. This outcome reaffirms our adherence to good corporate governance processes. We are also pleased with the strong support for our Board demonstrated by our recent annual meeting results. We remain fully focused on executing our value-creating strategy, reinforcing our commitment to delivering strong returns for our shareholders.”

Company Fleet:

Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(1)	Minimum time charter (“T/C”) expiration	Maximum T/C expiration(2)	Charterer
Titanship	207,855	2011	NACKS	-	T/C Index Linked	Yes	09/2026	03/2027	Costamare
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	01/2025	04/2025	Glencore
Dukeship	181,453	2010	Sasebo	-	T/C Index Linked	Yes	06/2025	09/2025	NYK
Paroship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	08/2025	01/2026	Oldendorff
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	10/2025	02/2026	NYK
Kaizenship	181,396	2012	Koyo Dock	-	T/C Index Linked	Yes	07/2025	10/2025	MOL
Iconship	181,392	2013	Imabari	-	T/C Index Linked	Yes	03/2026	06/2026	Costamare
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	12/2024	04/2025	NYK
Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	03/2025	07/2025	NYK
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	06/2026	11/2026	Anglo American
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	04/2025	11/2025	Cargill
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	09/2024	12/2024	Uniper
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	11/2025	01/2026	Glencore
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	01/2026	05/2026	Costamare
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	12/2024	04/2025	NYK
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	05/2026	07/2026	Cargill
Geniuship	170,057	2010	Sungdong SB	-	T/C Index Linked	Yes	06/2025	09/2025	NYK
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	03/2025	05/2025	Glencore
Squireship	170,018	2010	Sungdong SB	Yes	T/C Index Linked	Yes	04/2025	06/2025	Glencore
Total / Average age	3,417,608	13.5 years	-	-	-	-	-	-	-

(1)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA Rate for the selected period.

(2)	The latest redelivery date does not include any additional optional periods.

Fleet Data:

(U.S. Dollars in thousands)
	Q3 2024	Q3 2023	9M 2024	9M 2023
Ownership days (1)	1,656	1,472	4,770	4,467
Operating days (2)	1,604	1,460	4,703	4,423
Fleet utilization (3)	96.9%	99.2%	98.6%	99.0%
TCE rate (4)	$26,529	$15,298	$25,762	$14,935
Daily Vessel Operating Expenses (5)	$6,637	$6,985	$6,873	$6,942

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment. The Company’s calculation of operating days may not be comparable to that reported by other companies.

(3)
Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for unforeseen events. We believe it provides additional meaningful information and assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and because we believe that it provides useful information to investors regarding the efficiency of our operations.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, which is not a recognized measure under U.S. GAAP, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q3 2024	Q3 2023	9M 2024	9M 2023
Vessel revenue, net	43,369	23,105	123,735	68,135
Less: Voyage expenses	816	770	2,576	2,078
Time charter equivalent revenues	42,553	22,335	121,159	66,057
Operating days	1,604	1,460	4,703	4,423
TCE rate	$26,529	$15,298	$25,762	$14,935

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q3 2024	Q3 2023	9M 2024	9M 2023
Vessel operating expenses	11,366	10,282	33,620	31,371
Less: Pre-delivery expenses	375	-	835	362
Vessel operating expenses before pre-delivery expenses	10,991	10,282	32,785	31,009
Ownership days	1,656	1,472	4,770	4,467
Daily Vessel Operating Expenses	$6,637	$6,985	$6,873	$6,942

Net income / (loss) to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)
	Q3 2024	Q3 2023	9M 2024	9M 2023
Net income / (loss)	12,546	(5,040)	36,834	(8,547)
Interest and finance cost, net	5,055	4,983	14,290	15,185
Depreciation and amortization	7,645	7,110	21,556	21,290
EBITDA	25,246	7,053	72,680	27,928
Stock based compensation	1,533	2,474	4,550	8,601
Loss on extinguishment of debt	-	-	649	540
Loss on forward freight agreements, net	30	4	134	148
Gain on sale of vessels, net	-	-	-	(8,094)
Adjusted EBITDA	26,809	9,531	78,013	29,123

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, loss on extinguishment of debt, and the non-recurring gain on sale of vessels, net, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Adjusted Net Income / (Loss) Reconciliation and calculation of Adjusted Earnings Per Share
(In thousands of U.S. Dollars, except for share and per share data)
	Q3 2024	Q3 2023	9M 2024	9M 2023
Net income / (loss)	12,546	(5,040)	36,834	(8,547)
Stock based compensation	1,533	2,474	4,550	8,601
Loss on extinguishment of debt (non-cash)	-	-	304	300
Adjusted net income / (loss)	14,079	(2,566)	41,688	354
Dividends to non-vested participating securities	(215)	(38)	(428)	(114)
Undistributed earnings to non-vested participating securities	(310)	-	(1,117)	-
Adjusted net income / (loss) – common shareholders	13,554	(2,604)	40,143	240
Adjusted earnings / (loss) per common share, basic	0.69	(0.14)	2.05	0.02
Adjusted earnings / (loss) per common share, diluted	0.69	(0.14)	2.04	0.02
Weighted average number of common shares outstanding, basic	19,637,290	18,138,600	19,568,430	18,177,002
Weighted average number of common shares outstanding, diluted	19,786,887	18,138,600	19,702,128	18,177,002

To derive Adjusted Earnings Per Share, a non-GAAP financial measure, from Net Income, we adjust for dividends and undistributed earnings to non-vested participating securities and exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income and Adjusted Earnings Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as loss on extinguishment of debt, stock based compensation and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Fourth Quarter 2024 TCE Rate Guidance:

As of the date hereof, approximately 62% of the Company fleet’s expected operating days in the fourth quarter of 2024 have been fixed at an estimated TCE rate of approximately $25,827. Assuming that for the remaining operating days of our index-linked time charters, the respective vessels’ TCE rate will be equal to the average Forward Freight Agreement (“FFA”) rate of $19,866 per day (based on the FFA curve as of October 29, 2024), our estimated TCE rate for the fourth quarter of 2024 will be approximately $23,3905. The following table provides the breakdown of index-linked charters and fixed-rate charters in the fourth quarter of 2024:

	Operating Days	TCE
TCE - fixed rate (incl. FFA conversions)	730	$26,316
TCE – index-linked	1,012	$21,279
Total / Average	1,742	$23,390

Third Quarter and Recent Developments:

Dividend Distribution for Q2 2024 and Declaration of Q3 2024 Dividend

On October 10, 2024, the Company paid a quarterly dividend of $0.25 per share for the second quarter of 2024, to all shareholders of record as of September 27, 2024.

The Company has declared a quarterly cash dividend of $0.26 per common share for the third quarter of 2024 payable on or about January 10, 2025, to all shareholders of record as of December 27, 2024. The $0.26 dividend per share corresponds to approximately 50.0% of the operating cash flow after debt service.

Buyback of Common Shares

Since our last update in the Company’s earnings release for the second quarter of 2024, the Company repurchased 121,826 common shares in open market transactions at an average price of $10.36 per share for an aggregate consideration of $1.3 million pursuant to the $25.0 million share repurchase program commenced in December 2023. Year to date, the Company has repurchased 404,041 common shares, at an average price of $9.58 per share for a total amount of $3.9 million. All the abovementioned shares were cancelled and removed from our share capital as of the date of this release. As of November 1, 2024, the Company had 20,489,165 common shares issued and outstanding.

5 This guidance is based on certain assumptions and there can be no assurance that these TCE rate estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the TCE rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to the average FFA rate of $19,866 based on the curve of October 29, 2024. Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

Vessel Transactions and Commercial Updates

M/V Kaizenship – Delivery and New T/C agreement

In October 2024, the Company took delivery of the M/V Kaizenship, a 181,396 dwt Capesize bulk carrier, built in 2012 in Japan. At the same time, the M/V Kaizenship commenced its T/C employment with Mitsui O.S.K. Lines, Ltd. (“MOL”), for a duration of minimum 11 months to maximum 12 months. The daily hire is based at a premium over the BCI. The Company has the option to convert the daily hire from index-linked to fixed for a period of 2 to 10 months based on prevailing Capesize FFA curve. The acquisition of the vessel has been financed with cash on hand and proceeds from the Hinode Sale & leaseback agreement mentioned below.

M/V Titanship – Exercise of purchase option and New T/C agreement

In October 2024, the Company exercised its purchase option and took delivery of the M/V Titanship, for an aggregate price of $20.2 million. The exercise of the purchase option has been financed with proceeds from the Alpha Bank Facility agreement mentioned below. Meanwhile, in September 2024, the M/V Titanship commenced employment under a new time charter agreement with Costamare Bulkers Inc. (“Costamare”). The gross daily rate of the time charter agreement has a fixed floor rate and a profit-sharing scheme on top of the fixed rate based on a significant premium over the BCI. The time charter has a duration of minimum 24 to maximum 30 months.

Financing Updates

M/V Kaizenship – Hinode Sale & leaseback agreement

In August 2024, the Company entered into a $28.5 million sale and leaseback agreement with Hinode Kaiun Co., Ltd., a Japanese unaffiliated third party, to partially finance the acquisition of the M/V Kaizenship. The vessel was sold and chartered back on a bareboat basis for a six-year period which commenced in October 2024. The Company has continuous options to repurchase the vessel at predetermined prices, following the fourth anniversary of the delivery date. At the end of the bareboat period, Seanergy has the obligation to purchase the vessel for an amount of approximately $8.3 million. The financing bears interest of 1-month term SOFR plus 2.50% per annum and will amortize through 72 monthly instalments of approximately $0.3 million.

M/Vs Paroship & Titanship - Alpha Bank Facility agreement

In October 2024, the Company entered into a $34.0 million loan facility to finance the exercise of the $20.2 million purchase option for the M/V Titanship and to refinance the existing $13.2 million indebtedness of the M/V Paroship. The facility has a term of five years, while the interest rate is term SOFR plus 2.4% per annum. It will amortize through four quarterly instalments of $1.2 million, followed by sixteen instalments of $0.9 million and a $14.8 million balloon payment at maturity.

Sphinx Investment Corp. Litigation

On October 28, 2024, the High Court of the Republic of the Marshall Islands issued a decision dismissing the litigation brought by G. Economou through his entity Sphinx Investment Corp. against Seanergy and its Board members.

2024 Annual Meeting of Shareholders

At the 2024 Annual Meeting of Shareholders held on November 4, 2024 the Company’s shareholders approved the election of Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas to serve until the 2027 Annual Meeting of Shareholders as Class C directors and the ratification of the appointment of Deloitte Certified Public Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2024.  The Company’s unaffiliated common shareholders overwhelmingly supported Seanergy’s incumbent directors and rejected the proposals put forth by G. Economou through his entity Sphinx Investment Corp.

Conference Call:

The Company’s management will host a conference call to discuss financial results on November 5, 2024 at 10:00 a.m. Eastern Time.

Audio Webcast and Earnings Presentation:

There will be a live, and then archived, webcast of the conference call available and accompanying presentation available through the Company’s website. To access the presentation and listen to the archived audio file, visit our website, following the Webcast & Presentations section under our Investor Relations page. Participants to the live webcast should register on Seanergy’s website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	September 30, 2024	December 31, 2023*
ASSETS
Cash and cash equivalents and restricted cash	41,285	24,928
Vessels, net, right-of-use asset and advance for vessel acquisition	462,948	440,038
Other assets	23,352	12,911
TOTAL ASSETS	527,585	477,877

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	238,076	232,568
Other liabilities	26,937	16,864
Stockholders’ equity	262,572	228,445
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	527,585	477,877

        * Derived from the audited consolidated financial statements as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)
	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Vessel revenue, net	43,369	23,105	123,735	68,135
Fees from related parties	987	1,347	2,047	2,671
Revenue, net	44,356	24,452	125,782	70,806
Expenses:
Voyage expenses	(816)	(770)	(2,576)	(2,078)
Vessel operating expenses	(11,366)	(10,282)	(33,620)	(31,371)
Management fees	(187)	(161)	(546)	(535)
General and administrative expenses	(6,590)	(6,104)	(15,522)	(16,785)
Depreciation and amortization	(7,645)	(7,110)	(21,556)	(21,290)
Loss on forward freight agreements, net	(30)	(4)	(134)	(148)
Gain on sale of vessels, net	-	-	-	8,094
Operating income	17,722	21	51,828	6,693
Other income / (expenses):
Interest and finance costs	(5,400)	(5,133)	(15,116)	(15,528)
Loss on extinguishment of debt	-	-	(649)	(540)
Interest and other income	350	76	840	958
Other, net	(126)	(4)	(69)	(130)
Total other expenses, net:	(5,176)	(5,061)	(14,994)	(15,240)
Net income / (loss)	12,546	(5,040)	36,834	(8,547)

Net income / (loss) per common share, basic	0.61	(0.28)	1.80	(0.48)
Net income / (loss) per common share, diluted	0.61	(0.28)	1.79	(0.48)
Weighted average number of common shares outstanding, basic	19,637,290	18,136,600	19,568,430	18,177,002
Weighted average number of common shares outstanding, diluted	19,786,887	18,136,600	19,702,128	18,177,002

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Nine months ended September 30,
	2024	2023
Net cash provided by operating activities	55,434	11,050

Vessels acquisitions and improvements	(34,191)	(146)
Advance for vessel acquisition	(7,100)	-
Finance lease prepayments and other initial direct costs	(305)	(3,500)
Proceeds from sale of assets	-	23,910
Deposits assets, non-current	-	1,325
Other fixed assets, net	-	(176)
Net cash (used in) / provided by investing activities	(41,596)	21,413

Proceeds from long-term debt and other financial liabilities	58,279	53,750
Repayments of long-term debt and other financial liabilities	(49,829)	(79,374)
Payments of finance lease liabilities	(1,635)	-
Repayments of convertible notes	-	(8,000)
Payments of financing and stock issuance costs	(1,810)	(1,318)
Payments for repurchase of common stock	(2,709)	(1,583)
Dividend payments	(5,600)	(5,539)
Payments for repurchase of warrants	-	(808)
Payments for fractional shares of reverse stock split	-	(23)
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	5,823	-
Net cash provided by / (used in) financing activities	2,519	(42,895)

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest	14,891	13,652

Noncash investing activities
Vessels acquisitions and improvements	123	-

Noncash financing activities
Dividends declared but not paid	5,150	491
Financing and stock issuance costs	1,473	-

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize shipping company publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 19 vessels (1 Newcastlemax and 18 Capesize) with an average age of approximately 13.5 years and an aggregate cargo carrying capacity of approximately 3,417,608 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas or Iran and between Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com